CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2024 AND 2023

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	June 30, 2024	December 31, 2023
ASSETS
Current
Cash and cash equivalents		$44,773	$111,738
Accounts receivable		16,422	5,710
Inventories	4	34,150	42,254
Income tax receivable		2,021	500
Other current assets	5	27,188	39,285
		124,554	199,487
Non-Current
Mineral properties, plant and equipment	6	1,246,471	1,251,998
Exploration and evaluation assets	7	16,698	29,936
Deferred income tax assets		8,042	1,315
Deposits and other non-current assets	8	36,242	28,952
		1,307,453	1,312,201
Total Assets		$1,432,007	$1,511,688

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$98,489	$120,704
Current portion of loans and borrowings	10	39,889	20,381
Current portion of deferred revenue	11	16,803	17,159
Income taxes payable		2,346	3,997
Current portion of derivatives	19	13,698	563
Current portion of lease liabilities		10,918	10,996
		182,143	173,800
Non-Current
Loans and borrowings	10	486,919	405,852
Deferred revenue	11	49,064	58,390
Provision for rehabilitation and closure costs		22,759	26,687
Deferred income tax liabilities		—	10,863
Lease liabilities		6,926	8,607
Other non-current liabilities	12	25,048	18,158
		590,716	528,557
Total Liabilities		772,859	702,357

SHAREHOLDERS’ EQUITY
Share capital	13	281,193	271,336
Equity reserves		(115,481)	(16,616)
Retained earnings		489,142	549,530
Equity attributable to owners of the Company		654,854	804,250
Non-controlling interests		4,294	5,081
		659,148	809,331
Total Liabilities and Equity		$1,432,007	$1,511,688

Commitments (Notes 7, 11 and 21); Subsequent Events (Notes 22)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023

Revenue	14	$117,090	$104,929	$222,883	$205,885
Cost of sales	15	(73,798)	(65,521)	(148,414)	(126,369)
Gross profit		43,292	39,408	74,469	79,516

Expenses
General and administrative	16	(11,810)	(13,651)	(23,324)	(25,867)
Share-based compensation	13 (e)	(6,075)	(4,909)	(12,620)	(9,926)
Write-down of exploration and evaluation asset	7	(10,745)	—	(10,745)	—
Income before the undernoted		14,662	20,848	27,780	43,723
Finance income		1,361	3,362	2,829	7,500
Finance expense	17	(4,565)	(5,995)	(9,199)	(12,521)
Foreign exchange (loss) gain	18	(70,454)	15,057	(89,450)	23,678
Other (expenses) income		(2,670)	2,442	(2,309)	2,500
(Loss) income before income taxes		(61,666)	35,714	(70,349)	64,880

Current income tax expense		(2,876)	(3,742)	(6,206)	(5,842)
Deferred income tax recovery (expense)		11,143	(2,031)	16,326	(4,597)
Income tax recovery (expense)		8,267	(5,773)	10,120	(10,439)
Net (loss) income for the period		$(53,399)	$29,941	$(60,229)	$54,441

Other comprehensive (loss) gain
Foreign currency translation (loss) gain		(74,958)	37,987	(99,638)	55,628
Comprehensive (loss) income		$(128,357)	$67,928	$(159,867)	$110,069

Net (loss) income attributable to:
Owners of the Company		(53,247)	29,576	(60,388)	53,730
Non-controlling interests		(152)	365	159	711
		$(53,399)	$29,941	$(60,229)	$54,441

Comprehensive (loss) income attributable to:
Owners of the Company		(127,557)	67,282	(159,178)	108,949
Non-controlling interests		(800)	646	(689)	1,120
		$(128,357)	$67,928	$(159,867)	$110,069

Net (loss) income per share attributable to owners of the Company
Basic	13 (f)	$(0.52)	$0.32	$(0.59)	$0.58
Diluted	13 (f)	$(0.52)	$0.32	$(0.59)	$0.58

Weighted average number of common shares outstanding
Basic	13 (f)	103,082,363	92,685,916	102,918,092	92,491,063
Diluted	13 (f)	103,082,363	93,643,447	102,918,092	93,429,191

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Cash Flows from Operating Activities
Net (loss) income for the period		$(53,399)	$29,941	$(60,229)	$54,441
Adjustments for:
Amortization and depreciation		22,294	20,239	45,590	36,745
Income tax (recovery) expense		(8,267)	5,773	(10,120)	10,439
Amortization of deferred revenue	14	(5,085)	(4,211)	(11,008)	(8,250)
Share-based compensation		6,075	4,909	12,620	9,926
Finance income		(1,361)	(3,362)	(2,829)	(7,500)
Finance expenses		4,565	5,995	9,199	12,521
Foreign exchange loss (gain)		65,327	(16,031)	84,825	(24,479)
Write-down of exploration and evaluation asset	7	10,745	—	10,745	—
Other		2,301	(2,975)	2,292	(89)
Changes in non-cash working capital items	20	(23,799)	14,415	(44,373)	(13,336)
		19,396	54,693	36,712	70,418
Advance from NX Gold PMPA	11	—	—	1,105	2,439
Derivative contract settlements		(2,836)	2,842	(710)	1,989
Provision settlements		(1,070)	(903)	(1,758)	(1,457)
Income taxes paid		(775)	(1,181)	(3,402)	(1,545)
		14,715	55,451	31,947	71,844

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(74,944)	(120,896)	(181,533)	(204,213)
Additions to exploration and evaluation assets		(293)	(5,964)	(1,494)	(9,009)
Proceeds from short-term investments and interest received		667	14,652	1,398	132,091
Purchase of short-term investments		—	(40,000)	—	(40,000)
		(74,570)	(152,208)	(181,629)	(121,131)

Cash Flows used in Financing Activities
Lease liability payments		(3,540)	(2,913)	(6,650)	(5,519)
New loans and borrowings, net of transaction costs	10	76,409	10,688	126,544	11,808
Loans and borrowings repaid	10	(23,660)	(1,633)	(26,277)	(3,792)
Interest paid on loans and borrowings	10	(1,382)	(235)	(14,734)	(13,534)
Other finance expenses paid		(817)	(922)	(2,103)	(2,832)
Proceeds from exercise of stock options		6,785	5,324	7,083	8,276
		53,795	10,309	83,863	(5,593)

Effect of exchange rate changes on cash and cash equivalents		(859)	922	(1,146)	1,560
Net decrease in cash and cash equivalents		(6,919)	(85,526)	(66,965)	(53,320)
Cash and cash equivalents - beginning of period		51,692	209,908	111,738	177,702
Cash and cash equivalents - end of period		$44,773	$124,382	$44,773	$124,382
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2022		92,182,633	$148,055	$11,185	$(77,374)	$456,726	$538,592	$3,573	$542,165
Income for the period		—	—	—	—	53,730	53,730	711	54,441
Other comprehensive income for the period		—	—	—	55,219	—	55,219	409	55,628
Total comprehensive income for the period		—	—	—	55,219	53,730	108,949	1,120	110,069
Shares issued for:
Exercise of options		1,029,238	11,818	(3,542)	—	—	8,276	—	8,276
Share-based compensation	13 (e)	—	—	1,514	—	—	1,514	—	1,514
Dividends to non-controlling interest		—	—	—	—	—	—	(150)	(150)
Balance, June 30, 2023		93,211,871	$159,873	$9,157	$(22,155)	$510,456	$657,331	$4,543	$661,874

Balance, December 31, 2023		102,747,558	$271,336	$8,497	$(25,113)	$549,530	$804,250	$5,081	$809,331
Income (loss) for the period		—	—	—	—	(60,388)	(60,388)	159	(60,229)
Other comprehensive loss for the period		—	—	—	(98,790)	—	(98,790)	(848)	(99,638)
Total comprehensive loss for the period		—	—	—	(98,790)	(60,388)	(159,178)	(689)	(159,867)
Shares issued for:
Exercise of options		468,546	9,857	(2,774)	—	—	7,083	—	7,083
Share-based compensation	13 (e)	—	—	2,699	—	—	2,699	—	2,699
Dividends to non-controlling interest		—	—	—	—	—	—	(98)	(98)
Balance, June 30, 2024		103,216,104	$281,193	$8,422	$(123,903)	$489,142	$654,854	$4,294	$659,148

The accompanying notes are an integral part of these condensed consolidated interim financial statements                                 Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations and the Tucumã Project. MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project, which is currently under construction with production of copper concentrate scheduled to commence in the second half of 2024, is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on August 1, 2024.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2023.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) New Accounting Policies, Standards and Interpretations

On January 1, 2024, the Company adopted the following amendments to accounting standards:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

•In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) the carrying amount of the related liabilities; and (iii) facts and circumstances, if any, that indicate that the Company may have difficulty complying with covenants.

The adoption of these amendments did not have a material impact on the Company's condensed consolidated interim financial statements.

(d)    Future Changes in Accounting Policies Not Yet Effective as of June 30, 2024

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing. In addition, IFRS 18 requires non-IFRS management performance measures that are subtotals of income and expenses to be disclosed on financial statement. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on our financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

For the three and six months ended June 30, 2024, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

Three months ended June 30, 2024	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$78,942	$38,148	$—	$—	$117,090

Cost of production	(41,945)	(7,580)	—	—	(49,525)
Depreciation and depletion	(15,836)	(6,021)	—	—	(21,857)
Sales expense	(1,854)	(562)	—	—	(2,416)
Cost of sales	(59,635)	(14,163)	—	—	(73,798)

Gross profit	19,307	23,985	—	—	43,292

Expenses
General and administrative	(6,936)	(1,562)	—	(3,312)	(11,810)
Share-based compensation	—	—	—	(6,075)	(6,075)
Write-down of exploration and evaluation asset	—	—	—	(10,745)	(10,745)
Finance income	800	237	—	324	1,361
Finance expenses	(3,419)	(910)	—	(236)	(4,565)
Foreign exchange (loss) gain	(70,403)	(102)	—	51	(70,454)
Other (expenses) income	(2,353)	93	—	(410)	(2,670)
(Loss) income before taxes	(63,004)	21,741	—	(20,403)	(61,666)
Current tax expense	—	(2,861)	—	(15)	(2,876)
Deferred tax recovery (expense)	11,378	(235)	—	—	11,143
Net (loss) income	$(51,626)	$18,645	$—	$(20,418)	$(53,399)

Capital expenditures(1)	34,830	6,134	39,730	659	81,353

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended June 30, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$83,929	$21,000	$—	$—	$104,929

Cost of production	(37,767)	(5,657)	—	—	(43,424)
Depreciation and depletion	(16,149)	(3,509)	—	—	(19,658)
Sales expense	(2,288)	(151)	—	—	(2,439)
Cost of sales	(56,204)	(9,317)	—	—	(65,521)

Gross profit	27,725	11,683	—	—	39,408

Expenses
General and administrative	(8,378)	(1,611)	—	(3,662)	(13,651)
Share-based compensation	—	—	—	(4,909)	(4,909)
Finance income	1,539	66	—	1,757	3,362
Finance expenses	(1,079)	(1,086)	—	(3,830)	(5,995)
Foreign exchange gain (loss)	15,118	(1)	—	(60)	15,057
Other income (expenses)	1,484	1,012	—	(54)	2,442
Income (loss) before taxes	36,409	10,063	—	(10,758)	35,714
Current tax expense	(672)	(1,058)	—	(2,012)	(3,742)
Deferred tax (expense) recovery	(2,089)	58	—	—	(2,031)
Net income (loss)	$33,648	$9,063	$—	$(12,770)	$29,941

Capital expenditures(1)	79,780	7,305	39,348	2,103	128,536

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Six months ended June 30, 2024	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$152,799	$70,084	$—	$—	$222,883

Cost of production	(84,172)	(14,835)	—	—	(99,007)
Depreciation and depletion	(33,397)	(11,304)	—	—	(44,701)
Sales expense	(3,672)	(1,034)	—	—	(4,706)
Cost of sales	(121,241)	(27,173)	—	—	(148,414)

Gross profit	31,558	42,911	—	—	74,469

Expenses
General and administrative	(13,290)	(3,163)	—	(6,871)	(23,324)
Share-based compensation	—	—	—	(12,620)	(12,620)
Write-down of exploration and evaluation asset	—	—	—	(10,745)	(10,745)
Finance income	1,620	353	—	856	2,829
Finance expenses	(6,811)	(1,878)	—	(510)	(9,199)
Foreign exchange (loss) gain	(89,461)	(101)	—	112	(89,450)
Other (expenses) income	(2,063)	168	—	(414)	(2,309)
(Loss) income before taxes	(78,447)	38,290	—	(30,192)	(70,349)
Current tax expense	(5)	(4,662)	—	(1,539)	(6,206)
Deferred tax recovery (expense)	16,774	(448)	—	—	16,326
Net (loss) income	$(61,678)	$33,180	$—	$(31,731)	$(60,229)

Capital expenditures(1)	76,434	10,540	89,769	1,783	178,526

Assets
Current	$59,700	$35,450	$9,287	$20,117	124,554
Non-current	845,882	85,061	368,834	7,676	1,307,453
Total Assets	$905,582	$120,511	$378,121	$27,793	$1,432,007
Total Liabilities	$180,008	$85,479	$14,483	$492,889	772,859

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the six months ended June 30, 2024, Caraíba earned revenues from four customers (June 30, 2023 - three) while Xavantina earned revenues from two customers (June 30, 2023 - two).

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Six months ended June 30, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$161,230	$44,655	$—	$—	$205,885

Cost of production	(74,052)	(11,764)	—	—	(85,816)
Depreciation and depletion	(28,617)	(7,445)	—	—	(36,062)
Sales expenses	(4,163)	(328)	—	—	(4,491)
Cost of sales	(106,832)	(19,537)	—	—	(126,369)

Gross profit	54,398	25,118	—	—	79,516

Expenses
General and administrative	(14,926)	(2,920)	—	(8,021)	(25,867)
Share-based compensation	—	—	—	(9,926)	(9,926)
Finance income	3,544	351	—	3,605	7,500
Finance expenses	(1,905)	(2,195)	—	(8,421)	(12,521)
Foreign exchange gain (loss)	23,710	(1)	—	(31)	23,678
Other income (expenses)	1,550	1,006	—	(56)	2,500
Income (loss) before taxes	66,371	21,359	—	(22,850)	64,880
Current tax expense	(1,057)	(2,253)	—	(2,532)	(5,842)
Deferred tax expense	(4,556)	(41)	—	—	(4,597)
Net income (loss)	$60,758	$19,065	$—	$(25,382)	$54,441

Capital expenditures(1)	134,199	13,210	65,868	4,118	217,395

Assets
Current	$111,937	$20,336	$1,286	$147,224	280,783
Non-current	777,857	89,226	173,601	14,215	1,054,899
Total Assets	$889,794	$109,562	$174,887	$161,439	$1,335,682
Total Liabilities	$126,970	$101,583	$11,460	$433,795	673,808

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	June 30, 2024	December 31, 2023
Supplies and consumables	$23,490	$24,270
Stockpiles	2,881	5,624
Work in progress	2,708	917
Finished goods	5,071	11,443
	$34,150	$42,254

5.    Other Current Assets

	June 30, 2024	December 31, 2023
Advances to suppliers	$812	$306
Prepaid expenses and other	6,272	4,716
Derivatives (Note 19)	—	11,254
Note receivable (Note 19)	5,521	8,346
Advances to employees	1,354	944
Value added taxes recoverable	13,229	13,719
	$27,188	$39,285

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2023	37,246	285,489	697,808	419,657	26,613	49,542	18,509	49,329	1,584,193
Additions(2)	3,967	32,096	28,307	93,622	3,446	16,572	—	7,834	185,844
Capitalized borrowing costs	—	—	—	16,546	—	—	—	—	16,546
Disposals	—	(105)	—	(4)	(112)	—	—	(716)	(937)
Transfers	4,962	31,322	13,948	(11,174)	591	(37,352)	—	—	2,297
Foreign exchange	(5,576)	(42,302)	(93,225)	(54,273)	(3,554)	(4,627)	(2,391)	(6,794)	(212,742)
Balance, June 30, 2024	$40,599	$306,500	$646,838	$464,374	$26,984	$24,135	$16,118	$49,653	$1,575,201

Accumulated depreciation:
Balance, December 31, 2023	(6,984)	(68,917)	(209,939)	—	(9,368)	—	(6,316)	(30,671)	(332,195)
Depreciation expense	(1,004)	(13,306)	(20,558)	—	(1,001)	—	(385)	(7,017)	(43,271)
Disposals	—	63	—	—	—	—	—	277	340
Foreign exchange	988	10,038	28,866	—	1,187	—	849	4,468	46,396
Balance, June 30, 2024	$(7,000)	$(72,122)	$(201,631)	$—	$(9,182)	$—	$(5,852)	$(32,943)	$(328,730)

Net book value, December 31, 2023	$30,262	$216,572	$487,869	$419,657	$17,245	$49,542	$12,193	$18,658	$1,251,998
Net book value, June 30, 2024	$33,599	$234,378	$445,207	$464,374	$17,802	$24,135	$10,266	$16,710	$1,246,471

(1)     Mineral properties include $69.0 million (2023 - $72.4 million) of costs which are not currently being depreciated.
(2)    Additions to projects in progress was net of $11.0 million in value added taxes that were transferred to other receivables during the six months ended June 30, 2024 as a result of the completion of a recoverability assessment.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

As at June 30, 2024, the Company had $16.7 million (2023 - $29.9 million) in exploration and evaluation assets, which include several property option agreements.

In June 2024, the Company terminated the Fides option agreement, resulting in a write-down of $10.7 million in exploration and evaluation assets for the three and six months ended June 30, 2024.

Additionally, in June 2024, the Company exercised the Edem option agreement to acquire a 399-hectare mineral concession in Mato Grosso State. This concession is located immediately east of and contiguous with the Xavantina Operations mining concession. Consequently, $2.2 million was reclassified from exploration and evaluation assets to mineral properties during the period.

8.     Deposits and Other Non-current Assets

	June 30, 2024	December 31, 2023
Value added taxes recoverable	$21,969	$11,413
Note receivable (Note 19)	6,069	9,067
Deposits and others	8,204	8,472
	$36,242	$28,952

9.    Accounts Payable and Accrued Liabilities

	June 30, 2024	December 31, 2023
Trade suppliers	$56,825	$74,877
Payroll and labour related liabilities	19,431	26,421
Value added tax and other tax payable	7,083	9,142
Cash-settled equity awards (Note 13(b) and (c))	14,107	8,796
Other accrued liabilities	1,043	1,468
	$98,489	$120,704

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	June 30, 2024	December 31, 2023
Senior Notes	USD	Unsecured	67	6.50%	$400,000	$403,706	$403,274
Senior credit facility	USD	Secured	30	SOFR plus 2.00% - 4.50%	50,000	49,772	—
Copper Prepayment Facility	USD	Secured	30	8.84%	50,000	50,303	—
Equipment finance loans	USD	Secured	6 - 34	5.00% - 8.35%	17,154	17,379	16,175
Equipment finance loans	EUR	Secured	20 - 24	5.25%	712	765	1,000
Equipment finance loans	BRL	Unsecured	1 - 22	nil% - 16.63%	3,055	3,170	3,409
Bank loan	BRL	Unsecured	29	CDI + 0.50%	1,707	1,713	2,375
Total					$522,628	$526,808	$426,233

Current portion						$39,889	$20,381
Non-current portion						$486,919	$405,852

The movements in loans and borrowings are comprised of the following:

	Six Months ended June 30, 2024					Year ended December 31, 2023
	Senior Notes	Senior Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of period	$403,274	$—	$—	$22,959	$426,233	$418,057
Proceeds from loans and borrowings		70,000	49,625	6,919	126,544	14,889
Principal payments	—	(20,000)	—	(6,277)	(26,277)	(7,786)
Interest payments	(13,000)	(977)	—	(757)	(14,734)	(27,461)
Interest costs, including interest capitalized	13,432	1,595	669	795	16,491	28,282
Deferred transaction costs		(846)			(846)	—
Foreign exchange	—	—	9	(612)	(603)	252
Balance, end of period	$403,706	$49,772	$50,303	$23,027	$526,808	$426,233

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

The Company has a Senior Revolving Credit Facility ("Senior Credit Facility") with a borrowing limit of $150.0 million which matures on December 2026. Amounts drawn on the Senior Credit Facility bear interest on a sliding scale at a rate of SOFR plus 2.00% to 4.50% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are based on a sliding scale between 0.45% to 1.01%. As at June 30, 2024, the Senior Credit Facility bears an average interest rate of 8.97% on its drawn balance and a commitment fee of 0.79% on its undrawn balance.

During the six months ended June 30, 2024, the Company drew down a total of $70.0 million from its Senior Credit Facility, which included $45.0 million in the three months ended March 31, 2024 and $25.0 million in the three months ended June 30, 2024. Over the same period, the Company repaid $20.0 million of the principal amount of the facility. As a result, the net drawdown on the Senior Credit Facility for the six months ended June 30, 2024 was $50.0 million.

The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a leverage ratio based on total indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a leverage ratio based on senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at June 30, 2024, the Company is in compliance with these financial covenants.

(c)    Copper Prepayment Facility

In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. Through the end of 2024, the Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants.

As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility.

The facility is secured by the shares of MCSA, NX Gold and Ero Gold.

11. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

The movements in deferred revenue during the six months ended June 30, 2024 are comprised of the following:

	June 30, 2024	December 31, 2023
Gold ounces delivered(1)	8,391	14,005

Balance, beginning of period	$75,549	$86,055
Advances	—	3,544
Accretion expense	1,326	3,032
Amortization of deferred revenue(2)	(11,008)	(17,082)
Balance, end of period	$65,867	$75,549

Current portion	$16,803	$17,159
Non-current portion	49,064	58,390

(1)        During the six months ended June 30, 2024, the Company delivered 8,391 ounces of gold (December 31, 2023 - 14,005 ounces) to Royal Gold for average consideration of $440 per ounce (December 31, 2023 - $386 per ounce). At June 30, 2024, a cumulative 37,651 ounces (December 31, 2023 - 29,260 ounces) of gold have been delivered under the NX Gold PMPA.
(2) Amortization of deferred revenue during the year ended December 31, 2023 was net of $2.5 million related to change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

12. Other Non-current Liabilities

	June 30, 2024	December 31, 2023
Cash-settled equity awards (Note 13(b))	$6,995	$2,549
Withholding, value added tax, and other taxes payable	11,022	8,012
Provision	1,892	1,622
Derivatives (Note 19)	918	—
Other liabilities	4,221	5,975
	$25,048	$18,158

13.     Share Capital

As at June 30, 2024, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2024, 103,216,104 common shares were outstanding (December 31, 2023 - 102,747,558).

(a)     Options

A continuity of the issued and outstanding options is as follows:

	Six Months Ended June 30,
	2024		2023
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	1,886,325	$19.03	2,781,074	$15.49
Issued	9,553	23.53	—	—
Exercised	(468,546)	20.55	(1,029,238)	10.82
Forfeited	—	—	(24,614)	18.48
Outstanding stock options, end of period	1,427,332	$18.56	1,727,222	$18.24

The weighted average share price on the date of exercise for options exercised during the six months ended June 30, 2024 was $29.44 CAD (six months ended June 30, 2023 - $24.85 CAD).

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
As at June 30, 2024, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	1,275,812	519,861	3.38
$20.01 to $24.45 CAD	151,520	140,021	0.88
$18.56 CAD ($13.56 USD)	1,427,332	659,882	3.11

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Six Months Ended June 30,
	2024	2023
Outstanding balance, beginning of period	967,921	881,788
Issued	7,224	—
Forfeited	—	(33,424)
Outstanding balance, end of period	975,145	848,364

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at June 30, 2024, the fair value of the PSU liability was $14.3 million (December 31, 2023 - $6.5 million) of which $7.3 million (December 31, 2023 - $3.9 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Six months ended June 30,
	2024	2023
Outstanding balance, beginning of period	307,312	219,961
Issued	9,207	8,867
Outstanding balance, end of period	316,519	228,828

At June 30, 2024, DSU liabilities had a fair value of $6.8 million (December 31, 2023 - $4.9 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements.

The continuity of RSUs issued and outstanding is as follows:

	Six months ended June 30,
	2024	2023
Outstanding balance, beginning of period	340,570	263,202
Issued	3,612	—
Forfeited	—	(7,642)
Outstanding balance, end of period	344,182	255,560

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(e)     Share-based compensation

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Stock options	$675	$332	$1,359	$594
Performance share unit plan	3,931	3,541	7,844	6,899
Deferred share unit plan	799	574	2,077	1,513
Restricted share unit plan	670	462	1,340	920
Share-based compensation(1)	$6,075	$4,909	$12,620	$9,926

(1)    For the three and six months ended June 30, 2024, the Company recorded $1.3 million and $2.7 million (three and six months ended June 30, 2023 - $0.8 million and $1.5 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

(f)     Net (Loss) Income per Share

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Weighted average number of common shares outstanding	103,082,363	92,685,916	102,918,092	92,491,063
Dilutive effects of:
Stock options	—	701,971	—	682,568
Share units	—	255,560	—	255,560
Weighted average number of diluted common shares outstanding(1)	103,082,363	93,643,447	102,918,092	93,429,191

Net (loss) income attributable to owners of the Company	$(53,247)	$29,576	$(60,388)	$53,730
Basic net (loss) income per share	$(0.52)	$0.32	$(0.59)	$0.58
Diluted net (loss) income per share	$(0.52)	$0.32	$(0.59)	$0.58

(1)     Weighted average number of diluted common shares outstanding for the three and six months ended June 30, 2024 excluded 1,427,332 and 1,427,332 (three and six months ended June 30, 2023 - nil and 417,107) stock options and 344,182 and 344,182 share units (three and six months ended June 30, 2023 - nil and nil ) that were anti-dilutive.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

14. Revenue

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Copper
Sales within Brazil	$—	$8,052	$—	$24,303
Export sales	79,362	78,081	153,014	139,730
Adjustments on provisional sales(1)	(419)	(2,204)	(215)	(2,803)
	78,943	83,929	152,799	161,230
Gold
Sales	33,062	16,789	59,076	36,405
Amortization of deferred revenue(2)	5,085	4,211	11,008	8,250
	$38,147	$21,000	$70,084	$44,655
	$117,090	$104,929	$222,883	$205,885

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to one month after shipment takes place and, therefore, are exposed to commodity price changes.
(2)    During the three and six months ended June 30, 2024, the Company delivered 3,836 and 8,391 ounces of gold, respectively (three and six months ended June 30, 2023 - 2,958 and 6,268 ounces of gold), under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $466 and $440 per ounce (three and six months ended June 30, 2023 - $400 and $385).

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Materials	$11,899	$11,277	$22,303	$21,260
Salaries and benefits	15,617	14,854	31,465	28,235
Contracted services	9,471	8,498	17,925	15,812
Maintenance costs	8,298	7,226	15,542	14,051
Utilities	3,218	3,508	6,885	6,668
Other costs	232	594	468	786
Change in inventory (excluding depreciation and depletion)	790	(2,533)	4,419	(996)
Cost of production	49,525	43,424	99,007	85,816
Sales expense and others	2,416	2,439	4,706	4,491
Depreciation and depletion	20,966	22,176	42,234	38,157
Change in inventory (depreciation and depletion)	891	(2,518)	2,467	(2,095)
	$73,798	$65,521	$148,414	$126,369

16.     General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Accounting and legal	$682	$444	$1,062	$983
Amortization and depreciation	437	581	889	683
Office and administration	2,235	1,993	4,531	4,166
Salaries and consulting fees	7,016	8,258	13,047	15,365
Incentive payments	977	1,373	2,668	2,771
Other	463	1,002	1,127	1,899
	$11,810	$13,651	$23,324	$25,867

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest on loans and borrowings(1)	$—	$3,875	$—	$8,423
Accretion of deferred revenue	640	782	1,326	1,570
Accretion of provision for rehabilitation and closure costs	603	682	1,236	1,331
Interest on lease liabilities	452	295	897	591
Other finance expenses(2)	2,870	361	5,740	606
	$4,565	$5,995	$9,199	$12,521

(1)    During the three and six months ended June 30, 2024, the Company capitalized $9.1 million and $16.5 million, respectively (three and six months ended June 30, 2023 -$3.2 million and $5.6 million) of borrowing costs to projects in progress.
(2) Other finance expenses during the three and six months ended June 30, 2024 included $2.6 million and $4.5 million (three and six months ended June 30, 2023 - $0.4 million and $0.8 million recovery) credit loss provision on certain accounts receivable (see Note 19).

18.    Foreign Exchange (Loss) Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Foreign exchange (loss) gain on USD denominated debt in Brazil	$(54,895)	$12,061	$(67,703)	$17,466
Realized foreign exchange (loss) gain on derivative contracts (note 19)	(998)	2,842	1,128	3,774
Unrealized foreign exchange (loss) gain on derivative contracts (note 19)	(16,071)	2,086	(25,412)	5,251
Foreign exchange gain (loss) on other financial assets and liabilities	1,510	(1,932)	2,537	(2,813)
	$(70,454)	$15,057	$(89,450)	$23,678

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at June 30, 2024, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At June 30, 2024, the carrying value of loans and borrowings, including accrued interest, was $526.8 million while the fair value is approximately $511.4 million. At June 30, 2024, the carrying value of notes receivable, including accrued interest, was $11.6 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$44,773	$111,738
Accounts receivable	16,422	5,710
Derivatives	—	11,254
Note receivable	11,590	17,413
Deposits and other assets	10,123	9,484
	$82,908	$155,599

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In November 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At June 30, 2024, the gross amount of accounts and note receivable from PMA was $23.0 million (December 31, 2023 - $25.2 million). PMA continued to miss its installment due in 2024, and is currently in default of the agreement. Accordingly, the note receivable is considered credit impaired, and the Company increased the expected credit loss provision by $2.6 million and $4.5 million in the three and six months ended June 30, 2024, respectively. After adjusting for credit loss provision and present value discount of $10.9 million (December 31, 2023 - $7.7 million), the amortized cost of the note receivable at June 30, 2024 was $11.6 million (December

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
31, 2023 - $17.4 million), of which $5.5 million (December 31, 2023 - $8.3 million) was classified as current and $6.1 million (December 31, 2023 - $9.1 million) as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on June 30, 2024:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$526,808	$699,167	$62,888	$158,279	$478,000	$—
Accounts payable and accrued liabilities	98,489	98,489	98,489	—	—	—
Other non-current liabilities	11,216	27,529	—	25,643	1,500	386
Leases	17,844	17,820	10,859	6,396	508	57
Total	$654,357	$843,005	$172,236	$190,318	$480,008	$443

The Company also has a derivative financial liability for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of June 30, 2024 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$262.5 million	USD/BRL	5.08	5.62	July 2024 - December 2025
Foreign exchange forward (i)	$24.0 million	USD/BRL	N/A	5.17	July 2024 - December 2024

(i) Foreign exchange currency risk

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at June 30, 2024 relates to $67.9 million (December 31, 2023 – $17.2 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at June 30, 2024 on $463.7 million of intercompany loan balances (December 31, 2023 - $342.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at June 30, 2024 by 10% and 20%, would have decreased (increased) pre-tax net loss by $53.1 million and $106.2 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At June 30, 2024, the aggregate fair value of the Company's foreign exchange derivatives was a net liability of $13.8 million (December 31, 2023 - asset of $11.3 million) of which $0.9 million is included in other non-current liabilities and the remainder in current portion of derivatives liabilities. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a loss of $16.1 million and a loss of $25.4 million for the three and six months ended June 30, 2024 (a gain of $2.1 million and a gain of $5.3 million for the three and six months ended June 30, 2023), respectively, which have been recognized in foreign exchange (loss) gain.

In addition, during the three and six months ended June 30, 2024, the Company recognized a realized loss of $1.0 million and a gain of $1.1 million (realized gain of $2.8 million and $3.8 million for the three and six months ended June 30, 2023), respectively, related to the settlement of foreign exchange derivatives.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at June 30, 2024, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At June 30, 2024, the Company had provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at June 30, 2024, a 10% change in the price of copper would have changed pre-tax net loss by $2.0 million.

During the three and six months ended June 30, 2024, the Company recognized an unrealized loss of $0.4 million and an unrealized loss of $0.4 million (unrealized gain of $2.4 million and unrealized gain of $2.7 million for the three and six months ended June 30, 2023), respectively, on its copper collar contract. At June 30, 2024, the Company does not have any outstanding copper collar contracts.

    Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
During the three and six months ended June 30, 2024, the Company also recognized a realized loss of $1.8 million and a realized loss of $1.8 million, respectively, in relation to its copper collar contract in other income or loss (nil and $1.8 million realized loss for three and six months ended June 30, 2023).

20. Supplemental Cash Flow Information

	Three months ended June 30,		Six months ended June 30,
Net change in non-cash working capital items:	2024	2023	2024	2023
Accounts receivable	$(8,225)	$12,636	$(11,243)	$4,093
Inventories	(2,904)	(4,579)	725	(5,800)
Other assets	(3,755)	(3,417)	(10,387)	(6,350)
Accounts payable and accrued liabilities	(8,915)	9,775	(23,468)	(5,279)
	$(23,799)	$14,415	$(44,373)	$(13,336)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	3,800	4,790	$7,834	$8,875
Non-cash increase in accounts payable in relation to capital expenditures	4,972	1,675	7,042	4,173
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	—	74	—	(332)

21.    Commitment

As at June 30, 2024, the Company has capital commitments, which is net of advances to suppliers, of $76.3 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

22.     Subsequent Events

In July 2024, the Company signed a definitive earn-in agreement ("Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas copper project ("Furnas" or the "Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of several exploration, engineering and development milestones over a period of five years from the execution of a definitive earn-in agreement. In exchange for its 60% interest, the Company will solely fund a phased exploration and engineering work program during the earn-in period and grant VBM up to an 11.0% free carry on future Project construction capital expenditures.

    Notes to Financial Statements | Page 27